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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         )*

Braun Consulting, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

105651103

(Cusip Number)

Andrea M. Fike
Fair Isaac Corporation
901 Marquette Avenue, Suite 3200
Minneapolis, Minnesota 55402-3232

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20,2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105651103			Page 2 of 14

1.	Name of Reporting Person: Fair Isaac Corporation		I.R.S. Identification Nos. of above persons (entities only): 94-1499887

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 8,265,287 shares of common stock (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,265,287 shares of common stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 47.98%(2)

14.	Type of Reporting Person (See Instructions): CO

(1) Beneficial ownership of the common stock, par value $0.001 per share (the "Braun Common Stock”), of Braun Consulting Inc., a Delaware corporation (“Braun”), referred to herein is being reported hereunder solely because Fair Isaac Corporation, a Delaware corporation (“Fair Isaac”), may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4. Neither the filing of this statement nor any of its contents will be deemed to constitute an admission by Fair Isaac that it is the beneficial owner of any of the Braun capital stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The calculation of the foregoing percentage is based on 17,226,886 shares of Braun Common Stock outstanding as of September 20, 2004 as represented by Braun.

Item 1. Security And Issuer.

     This statement, relating to the Braun Common Stock is being filed by and on behalf of Fair Isaac. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in this statement. The principal executive offices of Braun are located at 20 West Kinzie Street, Suite 1500 Chicago, Illinois, 60610.

Item 2. Identity and Background.

     (a), (b) This statement is being filed by Fair Isaac Corporation, a Delaware corporation. The address of the principal office and principal business of Fair Isaac is 901 Marquette Avenue, Suite 3200, Minneapolis, Minnesota 55402-3232. Other than the directors and officers of Fair Isaac, there are no other persons that control Fair Isaac. The name and business address of each of Fair Isaac’s officers and directors are listed on Exhibit 1 hereto.

     (c) Fair Isaac provides analytic, software and data management products and services that enable businesses to automate and improve decisions. The present principal occupation of each of Fair Isaac’s officers and directors is listed on Exhibit 1 hereto.

     (d) During the past five years, neither Fair Isaac nor, to the best of its knowledge, any of its officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Fair Isaac nor, to the best of its knowledge, any of its officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best knowledge of Fair Isaac, all of its officers and directors are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     As described in Item 4 below, Fair Isaac and its wholly owned subsidiary, HSR Acquisition, Inc. (“FIC Sub”), have entered into an Agreement and Plan of Merger with Braun dated September 20, 2004 (the “Merger Agreement”). Under the Merger Agreement, Braun will merge (the “Merger”) with and into FIC Sub. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of the common stock of Braun, par value $.001 per share (the “Shares”), will be converted (except for Shares owned by any holder who properly demands appraisal rights) into and represent the right to receive $2.34 in cash. The Merger Agreement has been approved by the respective Boards of Directors of Braun and the Company and the transactions contemplated thereby are subject to the approval of Braun’s stockholders.

     The funds that will be used to pay the consideration will be provided by Fair Isaac from existing cash. The information in Item 4 of this statement is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

     The following percentages are based upon there being 17,226,886 shares of Braun Common Stock outstanding as of September 20, 2004, as represented by Braun in the Merger Agreement.

     (a), (b) Fair Isaac, FIC Sub and Braun entered into the Merger Agreement, a copy of which is attached hereto as Exhibit 2, under which Braun has agreed to be acquired in the Merger. The Merger Agreement provides for the merger of Braun into FIC Sub, with FIC Sub as the surviving organization. Subject to the terms and conditions contained in the Merger Agreement, at the effective time of the Merger, each outstanding share of Braun Common Stock (except for shares held by Braun stockholders who have perfected their appraisal rights under Delaware law) will be canceled and converted automatically into the right to receive $2.34 in cash. Under the Merger Agreement, each outstanding option to purchase Braun Common Stock will be assumed by Fair Isaac and converted into an option to purchase Fair Isaac Common Stock.

     Consummation of the Merger is subject to a number of standard conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement by Braun’s stockholders.

     In connection with the Merger Agreement, Fair Isaac entered into a voting agreement, dated as of September 20, 2004, with Steven J. Braun (the “Voting Agreement”). A copy of the Voting Agreement is attached hereto as Exhibit 3. The Voting Agreement provides, among other things, that Mr. Braun agree to vote all of his shares of Braun Common Stock in favor of the adoption of the Merger Agreement at any meeting of Braun’s stockholders to consider that proposal (and Mr. Braun has delivered an irrevocable proxy to this effect to Fair Isaac in the form of Annex A to the Voting Agreement). The Voting Agreement will terminate if the Merger Agreement is terminated or upon consummation of the Merger. As a result of this Voting Agreement, Fair Isaac may be deemed to have a beneficial ownership interest in 8,265,287 shares of Braun Common Stock through this shared voting control, representing approximately 47.98% of the total number of outstanding shares of Braun Common Stock. The purpose of entering into the Voting Agreement is to assist Fair Isaac in consummating the Merger.

     The summary set forth herein of certain provisions of the Voting Agreement does not purport to be a complete description thereof and is qualified by its entirety by reference to the full provisions of the Voting Agreement, a copy of which have been filed as an exhibit hereto.

     (c) Not applicable.

     (d) It is anticipated that upon consummation of the Merger, the directors and officers of FIC Sub will become the officers of the corporation surviving the Merger.

     (e) Upon consummation of the Merger, all outstanding shares of Braun Common Stock will be canceled in exchange for the right to receive $2.34 in cash. It is intended that all outstanding options to purchase Braun Common Stock will be assumed by Fair Isaac and converted into the right to acquire shares of Fair Isaac Common Stock.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the certificate of incorporation and bylaws of FIC Sub, as in effect immediately before the Merger, will be the governing documents of the surviving organization.

     (h) Braun’s shares are currently traded on The Nasdaq Stock Market, Inc.’s National Market System. Following the consummation of the Merger, the shares will no longer be listed.

     (i) Upon consummation of the Merger, Fair Isaac promptly will file for termination of the registration of Braun’s Common Stock pursuant to Section 12(g)(4) of the Sections Exchange Act of 1934.

     (j) Not applicable.

Item 5. Interest in Securities of the Issuer.

     (a) Although Fair Isaac does not directly own any shares of Braun Common Stock as of the date hereof, pursuant to the Voting Agreement, Fair Isaac may be deemed to beneficially own 8,265,287 shares of Braun Common Stock, representing approximately 47.98% of all outstanding shares of Braun Common Stock.

     (b) Pursuant to the Voting Agreement, Fair Isaac may be deemed to have shared voting power with respect to 8,265,287 shares of Braun Common Stock.

     (c) Other than entering into the Merger Agreement and the voting agreements, neither Fair Isaac nor, to the best of its knowledge, any of its officers or directors, effected any transactions in Braun Common Stock reported during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the matters disclosed in response to Items 4 and 5 above, neither Fair Isaac nor, to the best of its knowledge, any of its officers or directors is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Braun, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Officers and Directors of Fair Isaac Corporation

2	Agreement and Plan of Merger, dated as of September 20, 2004, among Fair Isaac Corporation, HSR Acquisition, Inc., and Braun Consulting, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Fair Isaac Corporation filed September 24, 2004).

3	Voting Agreement, dated as of September 20, 2004, by and between Steven J. Braun and Fair Isaac Corporation

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 29, 2004	FAIR ISAAC CORPORATION

/s/ Andrea M. Fike

Andrea M. Fike Vice President, General Counsel and Secretary